UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

PSQ Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

693691107

(CUSIP Number)

Stephen Moran

c/o PSQ Holdings, Inc.

222 Lakeview Avenue, Suite 800

West Palm Beach, Florida 33401

Telephone Number: (877) 776-2402

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

John C. Bell, Esquire

1055 Hillcrest Road Suite F4

Mobile, AL 36695

251-607-7802

July 19, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Davis Pilot, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,181,312(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,181,312 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,181,312 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 292,153 shares of Class A Common Stock, par value $0.0001 (the “Class A Common Stock”) of PSQ Holdings, Inc. (the “Issuer”) held by held by Fountain Ripple, LLC (ii) 1,377,969 shares of Class A Common Stock held by Fountain Ripple II, LLC and (iii) 511,190 shares of Class A Common Stock held by Fountain Ripple III, LLC. Mr. Pilot, III is the sole Manager of each of Fountain Ripple, LLC, Fountain Ripple II, LLC and Fountain Ripple III, LLC.

(2)	Based on 26,044,298 shares of Class A Common Stock outstanding as of July 25, 2023, as reported in the Issuer’s Current Report on Form 8-K filed on July 25, 2023.

1.	Names of Reporting Persons Davis Pilot, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,431,282.47(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,431,282.47 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,431,282.47 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 292,153 shares of Class A Common Stock, par value $0.0001 (the “Class A Common Stock”) of PSQ Holdings, Inc. (the “Issuer”) held by held by Fountain Ripple, LLC of which Mr. Pilot, III is a 50% equity holder in Fountain Ripple, LLC (ii) 1,377,969 shares of Class A Common Stock held by Fountain Ripple II, LLC of which Mr. Pilot, III is a 79% equity holder and (iii) 511,190 shares of Class A Common Stock held by Fountain Ripple III, LLC of which Mr. Pilot, III is a 37.93% equity holder.

(2)	Based on 26,044,298 shares of Class A Common Stock outstanding as of July 25, 2023, as reported in the Issuer’s Current Report on Form 8-K filed on July 25, 2023.

1.	Names of Reporting Persons Fountain Ripple II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0(1)
	8.	Shared Voting Power 1,377,969
	9.	Sole Dispositive Power 0(1)
	10.	Shared Dispositive Power 1,377,969

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,377,969 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Mr. Pilot, III is sole Manager of Fountain Ripple II, LLC. Mr. Pilot, Jr. is a 79% equity holder of Fountain Ripple, II, LLC

(2)	Based on 26,044,298 shares of Class A Common Stock outstanding as of July 25, 2023, as reported in the Issuer’s Current Report on Form 8-K filed on July 25, 2023.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) is filed in relation to the shares of Class A Common Stock, par value $0.0001 (“Class A Common Stock”) of PSQ Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 222 Lakeview Avenue, Suite 800, West Palm Beach, Florida 33401.

Item 2. Identity and Background

This Schedule 13D is being filed by:

(i)	Davis Pilot, III, a United States citizen, as the sole Manager of each of Fountain Ripple I, LLC, Fountain Ripple II, LLC and Fountain Ripple III, LLC and with respect to the Class A Common Stock directly and beneficially owned by him;

(ii)	Davis Pilot, Jr. a United States citizen, as the equity holder of each of Fountain Ripple I, LLC, Fountain Ripple II, LLC and Fountain Ripple III, LLC and with respect to the Class A Common Stock directly and beneficially owned by him;

(iii)	Fountain Ripple, LLC (“FR I”), an Alabama Domestic Limited-Liability Company, with respect to the Class A Common Stock directly owned by it;

(iv)	Fountain Ripple II, LLC (“FR II”), an Alabama Domestic Limited-Liability Company, with respect to the Class A Common Stock directly owned by it; and

(v)	Fountain Ripple III, LLC (“FR III”), an Alabama Domestic Limited-Liability Company, with respect to the Class A Common Stock directly owned by it.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. he Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(A)	The principal occupation of Davis Pilot, III is service as the Critical Facilities Director at Uniti Fiber, which has a principal business address of 107 St. Francis Street, STE 1800, Mobile, AL, United States, Alabama.

(B)	The principal occupation of Davis Pilot, Jr. is investing in real estate, private equity, and securities.

(C)	The principal business of FR I is investing in securities.

(D)	The principal business of FR II is investing in securities.

(E)	The principal business of FR III is investing in securities.

(F)	The principal business address of each of the Reporting Persons is: 1055 Hillcrest Road, Mobile, Alabama 36695.

(F)	During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On July 18, 2021, FR I acquired 1,500 shares of common stock (“Private Shares”) of PublicSq. Inc. (f/k/a PSQ Holdings, Inc.) (“Private PSQ”), using personal funds in an amount of $360,000. On July 22, 2022, FR II acquired 70,749 Private Shares, using personal funds in an amount of approximately $2.4 million. On June 12, 2023, FR III subscribed for $2.9 million aggregate principal amount of convertible debt notes of Private PSQ, which converted into 26,113.76 Private Shares immediately prior to the Closing (as defined below) using personal funds.

On July 19, 2023, in connection with the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of February 27, 2023 (the “Merger Agreement”), among the Issuer, Private PSQ, Colombier-Liberty Acquisition, Inc. and Colombier Sponsor, LLC (the closing of such transactions, the “Closing”), each of Reporting Persons’ Private Shares, was automatically converted into 19.476836 shares of Class A Common Stock of the Company. As a result, the Reporting Persons received an aggregate of 2,142,452 shares of Class A Common Stock upon the Closing. FR I, FR II and FR III each received 292,153, 1,377,969 and 511,190 shares of Class A Common Stock, respectively, upon the Closing.

Item 4. Purpose of the Transaction

Item 3 above is hereby incorporated into this Item 4 by reference. The Reporting Persons hold a substantial position in the Issuer, which was primarily acquired through investment in the Private Shares of Private PSQ which converted into shares of Class A Common Stock at the Closing. The Reporting Persons, in the aggregate, hold a substantial position in the Issuer with the intent to influence the Issuer’s management and operations. Davis Pilot III serves as a member of the board of directors of the Issuer. Although the Reporting Persons do not have any specific plan or proposal to acquire additional shares or to dispose of the Class A Common Stock consistent with their investment purpose, the Reporting Persons may at any time and from time to time acquire additional shares of Class A Common Stock depending upon their ongoing evaluation of their investment, prevailing market conditions, other investment opportunities, and/or other investment considerations.

Except as disclosed in this Schedule 13D, the Reporting Persons currently do not have any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of Class A Common Stock reported owned by each person named herein is based upon 26,044,298 shares of Class A Common Stock outstanding, as of July 25, 2023, which is the total number of shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 25, 2023.

A.	Davis Pilot, III

i.	As of close of business on July 28, 2023, Davis Pilot, III, as the sole Manager of FR I, FR II and FR III may be deemed to beneficially own (i) 292,153 shares of Class A Common Stock directly held by FR I, (ii) 1,377,969 shares of Class A Common Stock directly held by FR II and (iii) 511,190 1,377,969 shares of Class A Common Stock directly held by FR III.

Percentage: Approximately 8.4%

ii.	Powers

1. Sole power to vote or direct vote: 0

2. Shared power to dispose or direct the disposition: 2,181,312

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,181,312

iii.	The only transactions in the Class A Common Stock of the Issuer by the Reporting Person during the past sixty days are discussed in Item 3 of this Schedule 13D which is incorporated herein by reference.

B.	Davis Pilot, Jr.

i.	As of close of business on July 28, 2023, Davis Pilot, Jr as equity holder of FR I (50%), FR II (79%) and FR III (37.93%) may be deemed to beneficially own (i) 143,242.84 shares of Class A Common Stock directly held by FR I, (ii) 1,090,468.69 shares of Class A Common Stock directly held by FR II and (iii) 197,570.94 shares of Class A Common Stock directly held by FR III.

Percentage: Approximately 5.5%

ii.	Powers

1. Sole power to vote or direct vote: 0

2. Shared power to dispose or direct the disposition: 1,431,282.47

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,431,282.47

iii.	The only transactions in the Class A Common Stock of the Issuer by the Reporting Person during the past sixty days are discussed in Item 3 of this Schedule 13D which is incorporated herein by reference.

C.	FR I

i.	As of close of business on July 28, 2023, FR I directly and beneficially owned 292,153 shares of Class A Common Stock.

Percentage: Approximately 1.1%

ii.	Powers

1. Sole power to vote or direct vote: 292,153

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 292,153

4. Shared power to dispose or direct the disposition: 0

iii.	The only transactions in the Class A Common Stock of the Issuer by the Reporting Person during the past sixty days are discussed in Item 3 of this Schedule 13D which is incorporated herein by reference.

D.	FR II

i.	As of close of business on July 28, 2023, FR II directly and beneficially owned 1,377,969 shares of Class A Common Stock.

Percentage: Approximately 5.3%

ii.	Powers

1. Sole power to vote or direct vote: 0

2. Shared power to dispose or direct the disposition: 1,377,969

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,377,969

iii.	The only transactions in the Class A Common Stock of the Issuer by FR II during the past sixty days are discussed in Item 3 of this Schedule 13D which is incorporated herein by reference.

E.	FR III

i.	As of close of business on July 28, 2023, FR III directly and beneficially owned 511,190 shares of Class A Common Stock.

Percentage: Approximately 2.0%

ii.	Powers

1. Sole power to vote or direct vote: 0

2. Shared power to dispose or direct the disposition: 511,190

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 511,190

iii.	The only transactions in the Class A Common Stock of the Issuer by FR III during the past sixty days are discussed in Item 3 of this Schedule 13D which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement

In connection with the execution of the Merger Agreement, FR I and FR II (together the “FR Entities”) each entered into a Lock-Up Agreement, dated February 23, 2023 (the “Lock-Up Agreement”), with the Issuer and Colombier Sponsor LLC (the “Sponsor”), pursuant to which the securities of Issuer held by the FR Entities are locked-up and subject to transfer restrictions, subject to certain customary exceptions, such as transfers to affiliates, gifts or charitable donations, transfers for estate planning purposes, or restricted stock, or for other structuring purposes. The securities held by the FR Entities are locked-up until the earlier of: (i) the one (1) year anniversary of the date of the Closing, (ii) the first date subsequent to the Closing with respect to which the closing price of the Class A Common Stock has equaled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, and (iii) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property. The foregoing summary of certain terms and conditions of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Form of Lock-Up Agreement, a copy of which is attached hereto as Exhibit 1.

Amended and Restated Registration Rights Agreement

On July 19, 2023, in connection with the Closing, the FR Entities and other stockholders entered into an amended and restated registration rights agreement, dated July 19, 2023 (the “Registration Rights Agreement”), with the Issuer and the Sponsor, pursuant to which the FR Entities were granted certain demand and “piggyback” registration rights, subject to customary conditions and limitations. The foregoing summary of certain terms and conditions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 2.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Form of Lock-Up Agreement.*
Exhibit 2	Amended and Restated Registration Rights Agreement, dated July 19, 2023, by and among the FR Entities, the Issuer, the Sponsor and other stockholders party thereto.*
Exhibit 3	Joint Filing Agreement, dated as of July 28, 2023, by and among the Reporting Persons.*

*	Filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2023	/s/ Davis Pilot III
Davis Pilot III

/s/ Davis Pilot, Jr.
Davis Pilot, Jr.

Fountain Ripple II, LLC

/s/ Davis Pilot III
Fountain Ripple II, LLC
Manager